- --------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                   FORM 10-Q

               QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

               For the quarterly period ended September 30, 1995

                        Commission file number: 0-18192

                                MEGAMATION INC.
            (Exact name of registrant as specified in its charter)

             DELAWARE                                       13-3372947
 (State or other jurisdiction of                          (IRS Employer
  incorporation or organization)                        Identification No.)

        51 Everett Drive
        Building #B4
        Lawrenceville, NJ                                     08648
(Address of principal executive offices)                    (Zip Code)

       Registrant's Telephone Number, including Area Code: 609-799-7711

                                Not Applicable
                    (Former name, former address and former
                  fiscal year, if changed since last report.)

       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes [X]        No [ ]

       As of September 30, 1995, there were 14,358,666 shares outstanding of the Registrants common stock, $0.01 par value per share.

                                       The Index to Exhibits appears on page 16.

- --------------------------------------------------------------------------------

Item 1. Financial Statements

                       Statements of Financial Position

                                                  (Unaudited)        (Audited)
                                                  September 30        June 30
                                                      1995              1995
                                                  ------------      ------------
ASSETS

Current assets:
   Cash.........................................  $    24,222       $   264,225
   Trade receivables, net of allowance for
      doubtful accounts of $40,544..............      695,072           700,191
   Inventories..................................      973,405           886,896
   Prepaid expenses and other current assets....       15,429            21,614
                                                  -----------       -----------
      Total current assets......................    1,708,128         1,872,926
Property and equipment..........................      249,492           273,933
Other assets:
   Patents, net.................................      306,776           306,960
   Other assets.................................       57,773            59,066
                                                  -----------       -----------
                 Total assets...................  $ 2,322,169       $ 2,512,885

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
   Revolving bank line of credit................  $ 1,700,000       $ 1,700,000
   Term loans, related parties..................    1,760,000         1,760,000
   Accounts payable.............................    1,085,576           805,039
   Accrued warranty costs.......................       89,243            89,927
   Accrued interest payable.....................       78,485            21,222
   Other customer deposits......................       58,265           253,937
   Accrued payroll and related expenses.........       78,245            75,644
                                                   ----------       -----------
      Total current liabilities.................    4,849,814         4,705,789

Commitments

Shareholders' deficit

   Preferred stock, $0.01 par value; 1,000,000
      shares authorized no shares issued
      or outstanding............................          -                 -
   Common stock, $0.01 par value; 25,000,000
      shares authorized, 14,358,666 and
      14,358,666 shares issued and outstanding,
      respectively..............................      143,587           143,587
   Additional paid in capital...................    5,756,744         5,756,744
   Accumulated deficit..........................   (8,427,976)       (8,093,215)
                                                  -----------       -----------
      Total shareholders' deficit...............   (2,527,645)       (2,192,884)
                                                  -----------       -----------
               Total liabilities and
                  shareholders' deficit.........  $ 2,322,169       $ 2,512,885
                                                  ===========       ===========

    The accompanying notes are an integral part of the financial statements

Item 1. Financial Statements


                           Statements of Operations
                                  (Unaudited)

                                                    Three months ended
                                                       September 30
                                                --------------------------
                                                    1995          1994
                                                ------------  ------------

Revenues......................................  $  1,133,528  $  1,008,595

Cost of revenues..............................       963,694       579,011
                                                ------------  ------------
   Gross profit...............................       179,834       429,584

Selling expenses..............................        55,168       113,108

Development and engineering expenses..........       115,650        82,565

General and administrative expenses...........       240,086       136,069
                                                 ------------  ------------

    Total operating expenses..................       410,904       331,742
                                                 ------------  ------------

        Operating income/(loss)...............      (231,070)       97,842

Interest expenses.............................       103,691        46,328
                                                 ------------  ------------

    Net income/(loss).........................   $  (334,761)       51,514
                                                 ------------  ------------

Net income/(loss) per common share                 $(0.02)         $0.00
                                                 ------------  ------------

Weighted average common shares outstanding        14,358,666    13,760,840
                                                 ------------  ------------



The accompanying notes are an integral part of the financial statements.


                               MEGAMATION, INC.

Item 1. Financial Statements


                           Statements of Cash Flows
                                  (Unaudited)

                                                         Three months ended
                                                            September 30
                                                       ----------------------
                                                          1995        1994
                                                       ----------  ----------
FROM OPERATING ACTIVITIES:
Net income/(loss)..................................... $(334,761)  $   51,514
   Adjustments to reconcile net income/(loss) to cash
     used in operating activities:
   Depreciation and amortization......................    35,905       22,917
   Decrease/(increase) in:
     Trade Receivables................................     5,119     (300,051)
     Costs and estimated earnings on uncompleted
       contracts, net of customer deposits............       -       (216,205)
     Inventories......................................   (86,509)    (120,842)
     Prepaid expenses and other current assets........     6,185       13,867
     Other assets.....................................       293        4,244
   Increase/(decrease) in:
     Accounts payable.................................   280,537        7,384
     Accrued warranty costs...........................      (684)       8,813
     Accrued interest payable.........................    57,263       21,288
     Customer deposits on uncompleted contracts,
        net of costs and estimated earnings...........      -         (62,490)
     Other customer deposits.......................... (195,672)       91,905
     Accrued payroll and related expenses.............    2,601       (23,145)
                                                       --------    ----------
   Cash used in operating activities.................. (229,723)     (500,801)

FROM INVESTING ACTIVITIES:
   Purchase of property and equipment.................   (4,164)       (1,812)
   Costs of patents...................................   (6,166)       (9,089)
                                                       --------    ----------
   Cash used in investing activities..................  (10,280)      (10,901)

FROM FINANCING ACTIVITIES:
   Aggregate amount of payments on the
        bank line of credit...........................      -            (643)
   Aggregate amount of advances from the
        bank line of credit...........................      -         424,493
   Proceeds from Subscription Agreement...............      -         105,000
                                                       --------    ----------
   Cash from financing activities.....................                528,850

(DECREASE)/INCREASE IN CASH........................... (240,003)       17,148
   Cash beginning of period...........................  264,225         7,417
                                                       --------    ----------
   Cash end of period................................. $ 24,222    $   24,565
                                                       --------    ----------
SUPPLEMENTAL CASH FLOW INFORMATION:
   Interest paid during the period.................... $ 47,336    $   22,836
                                                       --------    ----------

   The accompanying notes are an integral part of the financial statements.

                               MEGAMATION, INC.
                              September 30, 1995
                         Notes to Financial Statements


1.  BASIS OF PRESENTATION
    ---------------------

     The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-Q for quarterly reports under
Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and therefore do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

     The financial information included in this report has been prepared in conformity with the accounting principles reflected in the financial statements included in the Annual Report on Form 10-K for the year ended June 30, 1995, as filed with the Securities and Exchange Commission.

     In the opinion of the management of Megamation Inc. (the "Company"), all material adjustments necessary for a fair statement of the results of operations for the interim periods presented (consisting of only normally recurring accruals and estimates), have been recorded.

     The results of operations for the period presented are not necessarily indicative of the results to be expected for the entire year.

2.  REVENUE RECOGNITION AND CONTRACT COSTS
    --------------------------------------

     The Company generally recognizes revenue upon the completion of one of the following: (1) the performance of a service, (2) the shipment of product, or (3) upon customer acceptance of completed units. The percentage of completion method is used for long term contracts generally involving the integration of the Company's products into a customer's production facility. Sales and operating income are recognized as work is performed, based on the relationship between actual labor cost incurred and the total labor cost estimated to be required. At September 30 and June 30, 1995, there were no long term contracts in process. At September 30 and June 30, 1994, five long term contracts were in process (completed during fiscal 1995), for which the Company recorded $306,000 in revenue and $62,700 of operating income in fiscal 1994 and $416,000 in revenue and $85,000 of operating income in the quarter ended September 30, 1994.

     Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

                               MEGAMATION, INC.
                              September 30, 1995
                         Notes to Financial Statements


3.  INVENTORIES
    -----------

     Inventories consist of parts and subassemblies, work-in-process, and completed units which are valued at the lower of cost (first-in/first-out) or market value. Inventories are comprised of the following:

                                September 30,      June 30,
                                    1995             1995
                               --------------     ----------
    Parts and subassemblies....   $618,309         $786,575
    Work in process............    355,096          100,321
    Finished goods.............        -0-              -0-
                                       ---              ---
    Totals.....................   $973,405         $886,896
                                  ========         ========

4.  DEBT
    ----

The Company's debt consists of the following:

                                     September 30,      June 30,
                                        1995             1995
                                    --------------    ------------
    Revolving bank line of credit..   $1,700,000       $1,700,000
    Term loans.....................    1,760,000        1,760,000
                                      ----------       ----------
                                      $3,460,000       $3,460,000
                                      ==========       ==========

     Under Agreements entered into on May 12, 1994, and amended on August 18, 1994, the Company is a party to a Credit and Security Agreement (the "Line") with a New Jersey bank secured by trade receivables and guaranteed by two principal stockholders and directors (the "Guarantors") pursuant to a Guarantee Agreement ("Agreement"). The Line provides for maximum borrowings of $1,700,000. Under the terms of the Agreement, the Guarantors each guarantee one-half of the outstanding balance of the Line. The Line imposes borrowing formula limitations of the sum of 85% of trade receivables and 40% of the qualifying open order backlog. At June 30 and September 30, 1995, the Company was not in compliance with the borrowing limitation requirements under the Line. Borrowings under the Line bear interest at the prime rate (9% and 7.25% at June 30, 1995 and 1994, respectively). Additionally, the Guarantors each receive quarterly fees calculated at a 1.5% annual rate on the average outstanding balance of the Line. The Guarantee fee expense which is included in interest expense was $45,187 for the year ended June 30, 1995 and $12,854 for the three months ended September 30, 1995. The Line expires on January 1, 1996.

     At June 30, 1994, the Term Loan (originally granted on December 21, 1988), was owed to an entity controlled by one of the Guarantors and was scheduled to mature on March 31, 1995. On February 11, 1994, the other Guarantor provided the Company with an additional $230,000 in the form of a New Term Loan, also due on March 31, 1995. On December 16, 1994, the original Term Loan and the New Term Loan were amended to

                               MEGAMATION, INC.
                              SEPTEMBER 30, 1995
                         Notes to Financial Statements


provide for an additional $500,000 in borrowings from the Guarantors. Additionally, the due dates of both Term Loans were extended to June 30, 1995. Coincident with these amendments, the Company borrowed an additional $250,000. In February 1995 the Company borrowed the remaining $250,000 available under the Term Loans.

     The annual interest rate on both Term Loans is prime plus 4% with a maximum annual rate of 12%, payable quarterly in arrears. Substantially all of the Company's assets are pledged as collateral for the Company's obligations under the Term Loans, however the Term Loans have been subordinated to the Line. Provisions of the Line and both Term Loans prohibit the Company from paying cash dividends until these obligations are repaid. The interest rate on the Term Loans at June 30 and September 30, 1995 was 12%.

     On March 3, 1995, the Company entered into an agreement with its principal stockholders to provide an additional $800,000 in the form of short term loans through June 30, 1995 and the Company borrowed this amount during fiscal 1995. In addition, past due interest of approximately $120,000 under the existing Term Loans with the stockholders was deferred until July 1, 1995. On May 12, 1995, the Company obtained an agreement for the extension of its Term Loans and the Line until January 1, 1996. Additionally, the May 12, 1995 agreement modified the lending terms of the March 3, 1995 agreement whereby the principal stockholders provided $700,000 in the form of short term loans and deferred $100,000 of the past due interest on the Term Loans to January 1, 1996. The May 12, 1995 agreement sets forth the parties intention to convert the $700,000 of loans and the $100,000 of deferred past due interest to shares of the Company's capital stock on terms and conditions to be agreed upon among the parties as soon as is practicable. The principal stockholders have indicated their willingness to accomplish such a conversion in connection with a financing transaction to recapitalize the Company. No agreements or understanding with respect to such conversion have been reached. Management is continuing to effect such a transaction, however no assurance can be provided that the transaction will consummated.

     At June 30 and September 30, 1995, the Company was not in compliance with several covenants under the Line and the Term Loans. As of November 10, 1995 such non-compliance was continuing and the agreements entered into on March 3 and May 12, 1995 do not cure the defaults.

5.  Common Stock and Stock Warrant Transactions
    -------------------------------------------

     In August 1994, the Company's two principal stockholders each purchased 500,000 shares of Common Stock. Net proceeds to the Company were $105,000. During fiscal 1995, 1,000,000 warrants at $.50 per share, were issued in connection with the Term loans (Note 4).

6.  Income Taxes
    ------------

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", effective July 1, 1993. The cumulative effect of adopting SFAS No. 109 had no impact on the Company's financial statements.

     SFAS No. 109 provides for, among other things, the recognition of deferred tax assets subject to a valuation allowance. At July 1, 1994, the Company recorded a deferred tax asset of approximately $2,276,000 primarily relating to net operating loss carryforwards ("NOL") which amounted to $5,113,000 at June 30, 1994. Also at July 1, 1994, the Company established a valuation allowance equal to the full amount of the deferred tax asset.

     For the years ended June 30, 1995 and 1994, no income tax expense or benefit was recorded. The Company increased its deferred tax asset by approximately $783,000 and $687,000, for the years ended June 30, 1995 and 1994 respectively, with corresponding increases in the valuation allowance. For the three months ended September 30, 1995 there was no significant change in the deferred tax asset.

     The difference between the NOL for tax purposes of $6,867,000 and the NOL for book purposes of $8,093,000 primarily reflects the net effect of timing differences between the treatment of research and development costs for tax and book purposes. The NOL's expire at various times and in varying amounts through the year 2010.

     These losses would generally be available to offset future taxable income, if any. The utilization of Federal income tax loss caryforwards in any year is subject to limitation if the Company experiences a certain level of changes in ownership over any three year period. Management has recently determined that the effects of changes in ownership through June 30, 1995 have not had a material effect on the future utilization of the Company's operating loss carryforwards. However, there have been substantial changes in ownership during the prior three year period and future changes in ownership could result in a substantial limitation on the amount of operating loss carryforwards which the Company would apply in any one year to offset income.

7.  Net Loss Per Common Share
    -------------------------

  Net losses per common share have been computed using the weighted average number of common shares outstanding during the respective periods. Common stock warrants and options outstanding were not included in the calculations, as the effect of inclusion would be anti-dilutive.

                               MEGAMATION, INC.
                              September 30, 1995
                         Notes to Financial Statements

8.  GOING CONCERN
    -------------

      The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended June 30, 1995 a nd the quarter ended September 30, 1995, the Company incurred net losses of $1,991,000 and $335,000, respectively, and, as of September 30, 1995, the Company's current liabilities exceeded its current assets by $3,142,000, and its total liabilities exceeded its total assets by $2,528,000. These factors among others indicated that at September 30, 1995 there is substantial likelihood that the Company will be unable to continue as a going concern for a reasonable period of time absent additional financing.

      Management believes that the Company will be able to finance its operations through December 31, 1995, provided that the holders of the Bank Line of Credit and Term Loans do not exercise their rights to elect to accelerate the due dates thereof. Management will attempt to obtain additional financing, including the conversion by its principal stockholders' $800,000 of debt into equity and negotiate further extensions of its Bank Line of Credit and various Term Loans beyond the current January 1, 1996 maturity date. However, there can be no assurance that such efforts will be successful.

      The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

                               MEGAMATION, INC.
                              September 30, 1995

Item 2.        Management's Discussion and Analysis of
               Financial Condition and Results of Operations
               ------------------------------------------------


Strategic and Financial Objectives

     Throughout its history the Company has experienced significant losses and corresponding negative cash flows from operations, which continued through the quarter ended September 30, 1995 (see Note 8). To improve the Company's financial results, management has implemented a business strategy that focuses primarily on building specialized automation workstations for the healthcare industry. The Company does not plan to continue supplying large-scale integrated systems for diverse industries as it does not possess the human and financial resources to effectively and profitably compete in building large-scale integrated systems in that marketplace today.

     The success of the Company's current strategy is primarily dependent on:
(a) the Company's ability to successfully serve a current strategic health care industry customer, gain additional orders in the short term from this customer, and use the success in serving this customer to develop customer relationships with other leading health care industry companies, and (b) the Company's ability to obtain sufficient working capital and financial resources to execute its business plans.

Health Care Marketplace

     The health care industry today faces extreme pressure to reduce costs and errors, and improve safety. Management believes that in particular, clinical laboratories require automation to meet these pressures. Health care industry automation is currently in its infancy and the Company is currently a leader in this marketplace. Management believes that the Company's automation workstations are ideally suited for the health care industry and specifically clinical laboratories because all of the Company's automation workstations incorporate an automatic shutdown feature which is activated when any moving automatic tool encounters an obstruction. This safety feature is extremely important in applications where the automation systems require a high level of human interaction, which is normally the case in clinical laboratories and other health care applications. Additionally, the Company's automation workstations have historically performed more work in less space than other traditional automation systems. More work in less space is one of the most critical requirements for controlling costs in healthcare industry applications.

                               MEGAMATION, INC.
                              September 30, 1995

Item 2.        Management's Discussion and Analysis of
               Financial Condition and Results of Operations
               ------------------------------------------------

Results of Operations

Three Months Ended September 30, 1995 and 1994

Net Revenues and Cost of Revenues


     Net revenues for the three months ended September 30, 1995 (the "current quarter") were $1,134,000 compared to $1,009,000 for the three months ended September 30, 1994, (the "prior quarter"), an increase of 12.4%. Cost of revenues for the current quarter were 84.1% of net revenues compared to 57.4% of net revenues in the prior quarter. During the prior quarter a one-time, application specific technology license fee for $300,000 was recorded. Cost of revenues for the prior quarter without the recognition of the $300,000 license fee would have been 81.7%. Due to the recognition of the license fee, the gross profit in the prior quarter increased to 42.6% compared to 15.9% in the current quarter. Three MEGA 2(R) systems were sold during the current quarter generating $570,000 of revenues versus no MEGA 2 systems sold during the prior quarter. No revenues in the current quarter were recognized from the percentage of completion method while the prior quarter realized revenues of $416,000 by this method. Other revenues (primarily engineering, service, spare parts, and training) were $564,000 during the current quarter versus $293,000 during the prior quarter.

Operating Expenses

     Operating expenses increased 23.9% to $411,000 in the current quarter from $332,000 in the prior quarter, an increase of $79,000. The increase in operating expenses was due to higher general and administrative and research and development expenses partially offset by a decrease in selling expenses.

     Selling expenses decreased 51.2% to $55,000 during the current quarter from $113,000 during the prior quarter, a decrease of $58,000. The decrease in selling expenses was primarily the result of lower salary and related expenses resulting from reduced headcount.

     Research and development expenses increased 40.1% to $116,000 during the current quarter from $83,000 during the prior quarter, an increase of $33,000. The increase in research and development expense was primarily the result of higher salary and related expense resulting from efforts on various development projects relating to the MEGA 2.

     General and administrative expenses increased 76.4% to $240,000 during the current quarter from $136,000 during the prior quarter, an increase of $104,000. The increase in general and administrative expenses was primarily due to increases in professional fees, salary and related expenses and allocated insurance costs.

                               MEGAMATION, INC.
                              September 30, 1995

Item 2.        Management's Discussion and Analysis of
               Financial Condition and Results of Operations
               ------------------------------------------------

Interest and Debt Expense

     Interest and debt expense increased 123.8% to $104,000 during the current quarter from $46,000 during the prior quarter, an increase of $58,000. The change was primarily due to increases from the prior quarter to the current quarter in the revolving bank line of credit and the term loans with related parties of $276,000 and $1,300,000 respectively. (see Note 4)

Net Loss

     Net loss for the current quarter of $335,000 compared to net income of $52,000 for the prior quarter. Loss per share for the current quarter was ($0.02) compared to $0.00 per share during the prior quarter. The primary reason for the change from the $52,000 net income during the prior quarter to a net loss of $335,000 during the current quarter was the impact in the prior quarter from the recognition of the one time application specific license fee of $300,000.

     The increase in average common shares outstanding during the current quarter resulted from the issuance of 1,000,000 shares on August 25, 1994 in exchange for $105,000.

Liquidity and Capital Resources

      The shareholders' deficit at September 30, 1995 was $2,528,000 which was an increase of $335,000 from June 30, 1995, (the amount of the net loss for the quarter ended September 30, 1995). Cash declined $240,000 from a beginning balance of $264,000 to an ending balance of $24,000. The Company's current liabilities exceeded its current assets by $3,142,000 and $554,000 at September 30, 1995 and 1994, respectively, primarily due to the bank line of credit and term loans from related parties (see Note 4). [Trade accounts payable total $1,086,000 and represent approximately sixty-seven days aging. Terms with most of the Company's trade vendors are currently on a cash-on-delivery basis.]

      As a result of (i) the decline in cash reserves, (ii) the uncertainty as to the status and timing of both the receipt of the additional charges owed by its health care customer and the anticipated additional orders from its health care customer and (iii) a reduction in the Company's backlog to approximately $500,000 at September 30, 1995, the Company will require an infusion of working capital in order to fund its basic operations beyond approximately December 31, 1995 and extensions and forebearances with respect to $3,460,000 of loans which are in default and which mature on January 1, 1996 in any event (see below). The Company will also require substantial additional working capital to effectively implement its business plans. While its strategy for addressing the health care market is focused to maximize the Company's likelihood of success, while

                               MEGAMATION, INC.
                              September 30, 1995

Item 2.        Management's Discussion and Analysis of
               Financial Condition and Results of Operations
               ------------------------------------------------

minimizing the marketing and selling costs associated with this effort, these marketing and selling costs will still be substantial. In addition, the Company can be expected to experience negative operating cash flow until it achieves revenues of approximately six million ($6,000,000) per year.

     The Company maintains a bank line of credit and has borrowed the maximum limit of the bank line of $1,700,000. The bank line of credit, which matures on January 1, 1996, is guaranteed by related parties. The Company has also borrowed $1,760,000 in the form of term loans from the same related parties that guarantee the bank line of credit.

The Company has not issued any common stock since August 1994, (see Note 5).

        The Company and the related parties previously entered into an agreement which provided that the related parties would convert $800,000 of principal and accrued interest owed to them to capital stock on terms to be agreed upon. The management of the Company and the related parties are exploring possible means to obtain additional financing for the Company and management will seek extensions and forebearances with respect to the bank line and term loans. No agreements or understanding have been reached with respect to the contemplated conversion or debt extensions and forebearances, nor can there be any assurances that any such agreements will be reached. In addition, agreements with respect to these matters will not obviate the Company's need for additional financing, and there can be no assurances as to when or if such financing will be available, or as to the terms, if any, on which such financing might become available.

     Capital investments have been curtailed because of the Company's lack of financial resources. During the past year the only significant capital investments have been for computers and software for the implementation of an integrated accounting and manufacturing control system and the development of the MEGA 2 and specialized MEGA 2 workstations. These projects have been substantially completed.

                               MEGAMATION, INC.
                              September 30, 1995

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

     None

Item 2.  Changes in Securities.

     Not applicable.

Item 3.  Defaults upon Senior Securities.

     As of September 30, 1995 the Company had accrued but not paid $53,000 in interest due on term loans of $1,760,000 outstanding as of the same date. No demand for payment of the amounts in default or notice of acceleration of the Term Loans has been received by the Company. (See Notes to Financial Statements-Note 4, and Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.)

Item 4.  Submission of Matters to a Vote of Security Holders.

     None

Item 5.  Other Information.

     None

Item 6.  Exhibits and Reports on Form 8-K.

    (a)   Exh. No.        Description
          --------        -----------
            10.1          Warrants issued on February 23, 1995 to Cooper
                          Investments to purchase 250,000 shares of Company stock at $.50 per share.

            10.2          Warrants issued on February 8, 1995 to Tristram
                          C. Colket Jr. to purchase 250,000 shares of Company stock at $.50 per share.

            10.3 Letter agreement between the Company, Max Cooper of Cooper Investments and Tristram C. Colket, Jr. dated September 20, 1995.

    (b) No reports on Form 8-K were required to be filed with respect to events occurring in the quarter ended September 30, 1995.



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

                               MEGAMATION, INC.
                              September 30, 1995


                                  SIGNATURES
                                  ----------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        MEGAMATION INCORPORATED


Date    November 13, 1995               /s/ GERALD W. KLEIN/
      ----------------------            --------------------------------------
                                        Gerald W. Klein
                                        President, Chief Executive Officer,
                                        Treasurer, Chief Financial Officer,
                                        and Director


Date    November 13, 1995               /s/ THOMAS W. MURPHY/
      ----------------------            --------------------------------------
                                        Thomas W. Murphy
                                        Controller, Chief Accounting Officer
                                        and Secretary



                                      15